Builder Advisor Group, LLC

Annual Audit Report

December 31, 2018

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68801

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Builder Advisor Group, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Letterman Drive, Building C, Suite 3800
(No. and Street)

San Francisco	California	94129
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth S. Collins **(415) 526-2759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	Walnut Creek	California	94526
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Builder Advisor Group, LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

California Jurat
Attached

_____
Signature

Finop
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Marin

Subscribed and sworn to (or affirmed) before me on this

26 day of 02, 2019 by
Date Month Year

(1) Elizabeth S. Collins
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and)

(2)______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

JACQUELYN NUNO
COMM. # 2266044
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
My Comm. Expires NOV. 6, 2022

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

Further description of Any Attached Document

Title or Type of Document:____________________

Document Date: ____________________ Number of Pages ________

Signer(s) Other Than Named Above: ____________________

Builder Advisor Group, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Builder Advisor Group, LLC (the "Company') as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

E Wintter + Associates LLP

We have served as Builder Advisor Group, LLC's auditor since 2013.
Walnut Creek, California
February 28, 2019

1

Builder Advisor Group, LLC

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	360,478
Accounts receivable		225,666
Prepaid expenses		14,417
Total Assets	$	600,561

Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	19,306
Due to affiliate		53,070
Total Liabilities		72,376
Member's Equity		528,185
Total Liabilities and Member's Equity	$	600,561

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Investment banking	$	8,665,045
Reimbursed expenses		54,842
Total Revenue		8,719,887
Expenses		
Professional fees		486,245
Reimbursable expenses		52,582
Dues and subscriptions		14,740
Bad debt		2,260
Other operating expenses		58,281
Total Expenses		614,108
Net Income	$	8,105,779

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2018

Member's Equity as of January 1, 2018	$	292,406
Distributions		(7,870,000)
Net income		8,105,779
Member's Equity as of December 31, 2018	$	528,185

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income	$	8,105,779
Adjustments to reconcile net income		
to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		(37,472)
Prepaid expenses		(6,167)
Increase (decrease) in:		
Accounts payable		9,317
Due to affiliate		30,371
Net Cash Provided by Operating Activities		8,101,828
Cash Flows from Financing Activities		
Distributions		(7,870,000)
Net Cash Used by Financing Activities		(7,870,000)
Net Increase in Cash		231,828
Cash at beginning of year		128,650
Cash at End of Year	$	360,478

The accompanying notes are an integral part of these financial statements.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2018

1. **Organization**

   Builder Advisor Group, LLC (the "Company") was organized as a California limited liability company in October 2010. The Company is owned by its sole member, Efficient Builder Technology Corporation (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in March 2012. The Company engages in advisory services and private placements of securities.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents at December 31, 2018.

   Accounts Receivable
   Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts. No assets or liabilities are required to be carried at fair value as of December 31, 2018. The Company has no financial instruments required to be reported at fair value on a recurring basis.

   Income Taxes
   The Company, a limited liability company, is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014. The Company does not believe they have any uncertain tax positions.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2018

3. **New Accounting Pronouncements**

   Recently Issued Accounting Guidance

   ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")
   In June 2016, the FASB issued ASU 2016-13 which will change the impairment model for most financial assets and require additional disclosures. The amended guidance requires financial assets that are measured at amortized cost be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets. The amended guidance also requires us to consider historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount in estimating credit losses. ASU 2016-13 is effective for us commencing in the first quarter of fiscal 2020 and will be applied through a cumulative-effect adjustment to retained earnings at the beginning of the year of adoption. Early adoption is permitted. We are currently evaluating the impact of the adoption of this standard on our financial statements and do not expect a material impact.

   Recently Adopted Accounting Guidance

   ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")
   Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 under the full retrospective method with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

   See Note 7 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. **Risk Concentration**

   The Company's cash consists of cash held at financial institutions where they each may exceed government insurance limits during the year. At December 31, 2018, the Company's uninsured cash balance was $110,478.

   As of December 31, 2018, 65% of accounts receivable was due from four clients. For the year ended December 31, 2018, 54% of revenue was earned from three clients.

5. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $288,102 which exceeded the requirement by $283,102.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2018

6. **Related Party Transactions**

The Company has an expense sharing agreement with Avila Encore Management LLC ("AEM"), a company under common control. For a fee of $1,000 per month, AEM provides office space and pays most overhead expenses for the Company. In 2018, the Company recorded $12,000 of office service expense. This expense is included in "Other operating expenses" on the Statement of Income.

During 2018, there were capital distributions totaling $7,870,000. $480,00 of distributions were paid to the previous member, Avila Family Trust, and $7,390,000 of distributions were due to Member. Of the distributions due to Member, Member assigned $40,000 to Avila Advisors, LLC and assigned $7,350,000 to AEM.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

7. **Revenues from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2018

7. **Revenues from Contracts with Customers** *(continued)*

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Clients are provided with a full range of capital market services. Capital markets services include capital raising, debt restructuring, and mergers and acquisition services to the residential real estate industry. Capital markets service revenue can be both fixed and variable and can be recognized over time and at a point in time.

Success fees in investment banking engagements are recognized at a point in time when a transaction is completed within the terms of the agreement. It is at this point in time that the client obtains the control and benefit of the capital markets service and the related performance obligation to successfully broker a specific transaction has been satisfied.

Retainer fees, valuation fees, and consulting fees in investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Disaggregation of Revenue
The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2018:

Major business activity:	
Investment banking – success fees	$ 7,737,277
Investment banking – retainer fees	815,268
Investment banking – consulting fees	60,000
Investment banking – valuation fees	52,500
Reimbursed expenses	54,842
Total	$ 8,719,887

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance
Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of specific milestones are not included in the transaction price on December 31, 2018 as it is probable that a significant reversal of revenue will occur.

Builder Advisor Group, LLC

Notes to the Financial Statements

December 31, 2018

7. **Revenues from Contracts with Customers** *(continued)*

   Contract Balances
   Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $188,194 and $225,666 as of January 1, 2018 and December 31, 2018 respectively.

   Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. As of January 1, 2018 and December 31, 2018 there were no amounts of revenue deferred.

   Costs to Obtain or Fulfill a Contract with a Customer
   The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. For the year ended December 31, 2018, reimbursed expensed income was $54,842 and client reimbursable expenses were $52,582 on the Statement of Income.

8. **Subsequent Events**

   The Company has evaluated subsequent events through February 28, 2019, the date which the financial statements were issued.

Supporting Schedules

Pursuant to Rule 17a-5 of the Securities Exchange Act

Builder Advisor Group, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital

Total member's equity	$	528,185
Less: Non-allowable assets		
Accounts receivable		225,666
Prepaid expenses		14,417
Total non-allowable assets		240,083
Net Capital		288,102
Net minimum capital requirement of 6.67% of aggregate		
indebtedness of $72,376 or $5,000, whichever is greater		5,000
Excess Net Capital	$	283,102

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's		
Part II of Form X-17-A-5 as of December 31, 2018	$	275,221
Increase in equity		10,202
Decrease in non-allowable assets		2,679
Net Capital per above computation	$	288,102

Builder Advisor Group, LLC
Schedule II

Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

Report on Exemption Provisions

Pursuant to Rule 17 C.F.R. §240.15C3-3(k)

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Builder Advisor Group, LLC

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Builder Advisor Group, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 28, 2019



SEA RULE 15c3-3 EXEMPTION REPORT

February 28, 2019

I, Elizabeth Collins, FINOP of Builder Advisor Group, LLC (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Elizabeth Collins
FINOP